Exhibit 12

NDS GROUP PLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the three months ended
	September 30,
	(Unaudited)
(in thousands, except ratio)	2006	2005

Consolidated pretax income from continuing operations	$50,602	$38,611

Interest portion of rental expense	1,487	858

Earnings	$52,089	$39,469

Fixed charges, being interest portion of rental expense	$1,487	$858

Ratio of earnings to fixed charges	35.0	46.0

E-1